                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A
                                [AMENDMENT NO. 1]

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*

                                    AROC INC.
                                (NAME OF ISSUER)

                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)


                                    02932810
                                 (CUSIP NUMBER)

                                ROBERT L. ZORICH
                            ENCAP INVESTMENTS L.L.C.
                           1100 LOUISIANA, SUITE 3150
                              HOUSTON, TEXAS 77002
                                 (713) 659-6100
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                   MAY 2, 2000
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 02932010                SCHEDULE 13D

(1)   Names of Reporting Persons I.R.S. Identification Nos. of Above Persons

            ENERGY CAPITAL INVESTMENT COMPANY PLC
--------------------------------------------------------------------------------

(2)   Check the Appropriate Box if a Member of a Group (See Instructions) (a)[ ]
                                                                          (b)[X]
--------------------------------------------------------------------------------

(3)   SEC Use Only

--------------------------------------------------------------------------------

(4)   Source of Funds (See Instructions)                         OO (SEE ITEM 3)

--------------------------------------------------------------------------------

(5)   Check if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)                                         [ ]
--------------------------------------------------------------------------------

(6)   Citizenship or Place of Organization            ENERGY CAPITAL INVESTMENT
                                                      COMPANY PLC IS A COMPANY
                                                      FORMED UNDER THE LAWS OF
                                                      THE COUNTRY OF ENGLAND
--------------------------------------------------------------------------------

                     (7)  Sole Voting Power                        14,399,615(1)
                     -----------------------------------------------------------
   Number of
   Shares Bene-      (8)  Shared Voting Power                     136,583,462(2)
   ficially          -----------------------------------------------------------
   Owned by
   Each              (9)  Sole Dispositive Power                               0
   Reporting         -----------------------------------------------------------
   Person With
                     (10) Shared Dispositive Power                150,983,077(2)
--------------------------------------------------------------------------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                  150,983,077(3)
--------------------------------------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                     [ ]

--------------------------------------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)                73.2%(4)

--------------------------------------------------------------------------------

(14)  Type of Reporting Person (See Instructions)                             OO

--------------------------------------------------------------------------------


         (1) Shares directly owned by EF-II Holdings of which Energy PLC (defined in Item 2) is a member.

         (2) Voting and dispositive power may be shared among Energy PLC and EnCap Investments (defined in Item 2) by virtue of the Investment Agreement (defined in Item 2) whereby EnCap Investments acts as an investment advisor to Energy PLC.

         (3) Dispositive power relating to the shares held by EF-II Holdings is shared with EnCap 96 LP (defined in Item 2) pursuant to the Regulations of EF-II Holdings. Energy PLC disclaims any beneficial ownership of shares owned by EF-II Holdings and only claims beneficial ownership of the above-mentioned 136,583,462 shares. (See Item 5).

         (4) Based on 55,278,837 shares issued and outstanding as of July 15, 2000 as disclosed in the Issuer's (defined in Item 1) Annual Report on Form 10-K for the year ended April 30, 2000.

CUSIP NO. 02932810                SCHEDULE 13D


(1)   Names of Reporting Persons I.R.S. Identification Nos. of Above Persons

            ENCAP EQUITY 1996 LIMITED PARTNERSHIP
--------------------------------------------------------------------------------

(2)   Check the Appropriate Box if a Member of a Group (See Instructions) (a)[ ]
                                                                          (b)[X]
--------------------------------------------------------------------------------

(3)   SEC Use Only

--------------------------------------------------------------------------------

(4)   Source of Funds (See Instructions)                         OO (SEE ITEM 3)

--------------------------------------------------------------------------------

(5)   Check if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)                                         [ ]
--------------------------------------------------------------------------------

(6)   Citizenship or Place of Organization           ENCAP EQUITY 1996 LIMITED
                                                     PARTNERSHIP IS A LIMITED
                                                     PARTNERSHIP ORGANIZED UNDER
                                                     THE LAWS OF THE STATE OF
                                                     TEXAS
--------------------------------------------------------------------------------

                     (7)  Sole Voting Power                       301,048,846(1)
                     -----------------------------------------------------------
   Number of
   Shares Bene-      (8)  Shared Voting Power                                  0
   ficially          -----------------------------------------------------------
   Owned by
   Each              (9)  Sole Dispositive Power                     286,649,231
   Reporting         -----------------------------------------------------------
   Person With
                     (10) Shared Dispositive Power                    14,399,615
--------------------------------------------------------------------------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                  301,048,846(2)
--------------------------------------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                     [ ]

--------------------------------------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)                84.5%(3)

--------------------------------------------------------------------------------

(14)  Type of Reporting Person (See Instructions)                             PN

--------------------------------------------------------------------------------

         (1) As exercised through its sole general partner EnCap Investments. Includes 14,399,615 shares directly owned by EF-II Holdings and that Energy 96 LP may be deemed to have voting and dispositive power.

         (2) Dispositive power relating to the shares held by EF-II Holdings is shared with Energy PLC pursuant to the Regulations of EF-II Holdings. EnCap 96 LP disclaims any beneficial ownership of shares owned by EF-II Holdings and only claims beneficial ownership of the above-mentioned 286,649,231 shares. (See Item
5).

         (3) Based on 55,278,837 shares issued and outstanding as of July 15, 2000 as disclosed by the Issuer's Annual Report on Form 10-K for the year ended April 30, 2000.

CUSIP NO. 02932810                SCHEDULE 13D


(1)   Names of Reporting Persons I.R.S. Identification Nos. of Above Persons

            ENCAP EQUITY 1994 LIMITED PARTNERSHIP
--------------------------------------------------------------------------------

(2)   Check the Appropriate Box if a Member of a Group (See Instructions) (a)[ ]
                                                                          (b)[X]
--------------------------------------------------------------------------------

(3)   SEC Use Only

--------------------------------------------------------------------------------

(4)   Source of Funds (See Instructions)                         OO (SEE ITEM 3)

--------------------------------------------------------------------------------

(5)   Check if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)                                         [ ]
--------------------------------------------------------------------------------

(6)   Citizenship or Place of Organization           ENCAP EQUITY 1994 LIMITED
                                                     PARTNERSHIP IS A LIMITED
                                                     PARTNERSHIP ORGANIZED UNDER
                                                     THE LAWS OF THE STATE OF
                                                     TEXAS
--------------------------------------------------------------------------------

                     (7)  Sole Voting Power                        52,197,308(1)
                     -----------------------------------------------------------
   Number of
   Shares Bene-      (8)  Shared Voting Power                                  0
   ficially          -----------------------------------------------------------
   Owned by
   Each              (9)  Sole Dispositive Power                   52,197,308(1)
   Reporting         -----------------------------------------------------------
   Person With
                     (10) Shared Dispositive Power                             0
--------------------------------------------------------------------------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                   52,197,308(1)
--------------------------------------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                     [ ]

--------------------------------------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)                48.6%(2)

--------------------------------------------------------------------------------

(14)  Type of Reporting Person (See Instructions)                             PN

--------------------------------------------------------------------------------

         (1) As exercised through its sole general partner, EnCap Investments.

         (2) Based on 55,278,837 shares issued and outstanding as of July 15, 2000 as disclosed by the Issuer's Annual Report on Form 10-K for the year ended April 30, 2000.

CUSIP NO. 02932810                SCHEDULE 13D

(1)   Names of Reporting Persons I.R.S. Identification Nos. of Above Persons

            ENCAP INVESTMENTS L.L.C.
--------------------------------------------------------------------------------

(2)   Check the Appropriate Box if a Member of a Group (See Instructions) (a)[ ]
                                                                          (b)[X]
--------------------------------------------------------------------------------

(3)   SEC Use Only

--------------------------------------------------------------------------------

(4)   Source of Funds (See Instructions)                         OO (SEE ITEM 3)

--------------------------------------------------------------------------------

(5)   Check if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)                                         [ ]
--------------------------------------------------------------------------------

(6)   Citizenship or Place of Organization           ENCAP INVESTMENTS L.L.C. IS
                                                     A LIMITED LIABILITY COMPANY
                                                     ORGANIZED UNDER THE LAWS OF
                                                     THE STATE OF DELAWARE

--------------------------------------------------------------------------------

                     (7)  Sole Voting Power                        19,776,223(1)
                     -----------------------------------------------------------
   Number of
   Shares Bene-      (8)  Shared Voting Power                     489,829,616(2)
   ficially          -----------------------------------------------------------
   Owned by
   Each              (9)  Sole Dispositive Power                   19,776,223(1)
   Reporting         -----------------------------------------------------------
   Person With
                     (10) Shared Dispositive Power                489,829,616(2)
--------------------------------------------------------------------------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                  509,605,839(2)
--------------------------------------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                     [ ]

--------------------------------------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)                90.2%(3)

--------------------------------------------------------------------------------

(14)  Type of Reporting Person (See Instructions)                             OO

--------------------------------------------------------------------------------

         (1) EnCap Investments may be deemed to have voting and dispositive power with respect to the shares owned by the EnCap Entities (defined in Item 2) (See Item 5).

         (2) EnCap Investments disclaims any beneficial ownership of shares owned by the EnCap Entities and only claims beneficial ownership of the above mentioned 19,776,223 shares.

         (3) Based on 55,278,837 shares issued and outstanding as of July 15, 2000 as disclosed by the Issuer's Annual Report on Form 10-K for the year ended April 30, 2000.

CUSIP NO. 02932810                  SCHEDULE 13D


(1)   Names of Reporting Persons I.R.S. Identification Nos. of Above Persons

            EL PASO CAPITAL INVESTMENTS, L.L.C.
--------------------------------------------------------------------------------

(2)   Check the Appropriate Box if a Member of a Group (See Instructions) (a)[ ]
                                                                          (b)[X]
--------------------------------------------------------------------------------

(3)   SEC Use Only

--------------------------------------------------------------------------------

(4)   Source of Funds (See Instructions)                         OO (SEE ITEM 3)

--------------------------------------------------------------------------------

(5)   Check if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)                                         [ ]
--------------------------------------------------------------------------------

(6)   Citizenship or Place of Organization           EL PASO CAPITAL
                                                     INVESTMENTS, L.L.C. IS A
                                                     LIMITED LIABILITY COMPANY
                                                     ORGANIZED UNDER THE LAWS OF
                                                     THE STATE OF DELAWARE.

--------------------------------------------------------------------------------

                     (7)  Sole Voting Power                        76,923,077(1)
                     -----------------------------------------------------------
   Number of
   Shares Bene-      (8)  Shared Voting Power                                  0
   ficially          -----------------------------------------------------------
   Owned by
   Each              (9)  Sole Dispositive Power                   76,923,077(1)
   Reporting         -----------------------------------------------------------
   Person With
                     (10) Shared Dispositive Power                             0
--------------------------------------------------------------------------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                   76,923,077(1)
--------------------------------------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                     [ ]

--------------------------------------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)                58.2%(2)

--------------------------------------------------------------------------------

(14)  Type of Reporting Person (See Instructions)                             OO

--------------------------------------------------------------------------------

         (1) As exercised by its controlling person, El Paso Energy (defined in Item 2).

         (2) Based on 55,278,837 shares issued and outstanding as of July 15, 2000 as disclosed by the Issuer's Annual Report on Form 10-K for the year ended April 30, 2000.

ITEM 1. SECURITY AND ISSUER.

     Item 1 is amended and restated as follows:

     The class of equity securities to which this statement relates is common stock, $0.001 par value per share (the "Common Stock") of AROC Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 4200 East Skelly Drive, Suite 1000, Tulsa, Oklahoma 74135. The original filing on October 30, 1998, of which this is Amendment No. 1, related to holdings of ordinary shares, of (pound) 0.01 each oF Alliance Resources PLC, a public limited company organized under the laws of England and Wales ("Alliance"). On December 8, 1999, the Issuer completed an exchange offer for all of the outstanding ordinary shares of Alliance. The persons reporting herein accepted the Issuer's tender offer and received one share of Common Stock of the Issuer for each ordinary share of Alliance tendered.

ITEM 2. IDENTITY AND BACKGROUND.

     Item 2 is amended and restated as follows:

     (a) - (c)

     Energy Capital Investment Company PLC ("Energy PLC"), is a company organized and existing under the laws of England. Energy PLC's principal business address and office is located at c/o Aberdeen Asset Management, 1 Bow Churchyard, Cheapside, London EC4M 9HH, England. The principal business of Energy PLC is engaging in oil and gas related investments. Current information concerning the controlling persons and the officers and directors of Energy PLC is set forth on Schedule 1.

     EnCap Investments L.L.C. ("EnCap Investments"), is a limited liability company organized under the laws of the State of Delaware. EnCap Investments is the general partner of EnCap 96 LP and EnCap 94 LP. EnCap Investments also serves as an investment advisor to Energy PLC under an Investment Advisory Agreement dated as of February 4, 1994 between EnCap Investments and Energy PLC (the "Investment Agreement"). EnCap Investments' principal business address and office is located at 1100 Louisiana, Suite 3150, Houston, Texas 77002. The principal business of EnCap Investments is to act as a financial consultant, investment advisor and/or finder for its clients with respect to financial and investment transactions in the oil and gas industry. The sole member of EnCap Investments is El Paso Field Services. Current Information concerning the sole member and managing directors of EnCap Investments is set forth on Schedule 1 hereto.

     EnCap Equity 1996 Limited Partnership ("EnCap 96 LP"), is a limited partnership organized and existing under the laws of the State of Texas. EnCap 96 LP's principal business address and office is located at 1100 Louisiana, Suite 3150, Houston, Texas 77002. The principal business of EnCap 96 LP is making oil and gas related investments. EnCap Investments is the sole general partner of EnCap 96 LP.

     EnCap Equity 1994 Limited Partnership ("EnCap 94 LP"), is a limited partnership organized and existing under the laws of the state of Texas. EnCap 94 LP's principal business address and office is located at 1100 Louisiana, Suite 3150, Houston, Texas 77002. The principal business of EnCap 94 LP is making oil and gas related investments. EnCap Investments is the sole general partner of EnCap 94 LP.

     El Paso Capital Investments, L.L.C. ("El Paso Capital") is a limited liability company organized under the laws of the State of Delaware. The principal business address of El Paso Capital is 1001 Louisiana Street, Houston, Texas 77002. The sole member of El Paso Capital is El Paso Field Services.

     EF-II Holdings, L.L.C. ("EF-II Holdings") is a limited liability company organized under the laws of the State of Texas. The members of EF-II Holdings are EnCap 96 LP and Energy PLC. The principal business address of EF-II Holdings is 1100 Louisiana, Suite 3150, Houston, Texas 77002.

     El Paso Energy Corporation ("El Paso Energy") is a corporation organized under the laws of the State of Delaware. El Paso Energy's principal business address and office is located at 1001 Louisiana Street, Houston, Texas 77002. The principal business of El Paso Energy is serving as a holding company for its various subsidiaries, which are engaged in energy and related businesses. Current information concerning the executive officers and directors of El Paso Energy is set forth on Schedule 1 hereto.

     El Paso Field Services Company ("El Paso Field Services") is a corporation organized under the laws of the State of Delaware. El Paso Field Services' principal business address and office is located at 1001 Louisiana Street, Houston, Texas 77002. The principal business of El Paso Field Services is natural gas gathering and processing and intrastate gas transmission. Current information concerning the controlling person and executive officers and directors of El Paso Field Services is set forth on Schedule 1 hereto. The controlling person of El Paso Field Services is El Paso Energy.

     As used herein, the "EnCap Entities" shall collectively refer to Energy PLC, EnCap 96 LP, EnCap 94 LP, and EF-II Holdings.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 is hereby supplemented as follows:

     On May 2, 2000: (i) the Issuer issued a new series of preferred stock to a group of purchasers, including EnCap 96 LP, Energy PLC, El Paso Capital and EnCap Investments; (ii) Issuer acquired the limited partnership interests of EnCap 94 LP, EnCap 96 LP and Energy PLC in seven separate limited partnerships for shares of the new series of preferred stock; (iii) the Issuer acquired certain oil and gas properties from a limited partnership in which EnCap 96 LP and Energy PLC are limited partners for shares of the new series of preferred stock; and (iv) the Issuer issued, and EnCap 96 LP, El Paso Capital and Energy PLC purchased an aggregate of $17,000,000 in new subordinated debt. EnCap 96 LP, El Paso Capital and Energy PLC also received warrants to purchase Common Stock in connection with the issuance and purchase of the new subordinated debt.

     a.   Preferred Stock Purchase Agreement.

     On May 2, 2000, the Issuer closed a transaction pursuant to which it issued and sold to Bank of America, N.A. ("B of A"), EnCap 96 LP, Energy PLC, El Paso Capital, EF-II Holdings, Picosa Creek Limited Partnership and EnCap Investments 850,163 shares of a newly created class of Series A Convertible Preferred Stock, par value $0.001 per share ("Preferred Stock"), pursuant to a Preferred Stock Purchase Agreement dated May 1, 2000 (the "Preferred Stock Agreement"), by and among Issuer and the above referenced parties for an aggregate purchase price of $42,508,150.

     The holders of the Preferred Stock are entitled to receive dividends at the rate of $5.00 per annum per share of Preferred Stock, payable on each May 1 and November 1, beginning November 1, 2000. Until May 1, 2002, the Issuer may at its option pay any such accrued but unpaid dividends by converting them into the number of fully paid and nonassessable shares of Preferred Stock resulting from dividing the fair market value of a share of Preferred Stock (as determined in accordance with the Certificate of Designation filed by the Issuer in respect of the Preferred Stock) into the aggregate of all such accrued or unpaid dividends.

     The holders of the Preferred Stock have certain rights to convert shares of Preferred Stock into shares of Common Stock as detailed more specifically in the Certificate of Designation. Each share shall be convertible into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the "Conversion Price" (as herein called) per share in effect at the time (initially, $0.13 per share, subject to standard antidilution adjustments) into the sum of (i) $50.00 (as adjusted for any stock splits, stock dividends, etc.) plus (ii) all accrued but unpaid dividends on the Preferred Stock so converted. In connection therewith, the Certificate of Designation provides that each share of Preferred Stock is automatically convertible into shares of Common Stock upon the occurrence of the Issuer's sale of $17,000,000 or more of subordinated debt having substantially the following terms: a stated interest rate of 12% (with a two year payment in kind option), a stated maturity of seven years and accompanied by warrants having a nominal exercise price and market standard antidilution provisions which are exercisable into 5% of the post transaction fully diluted common equity of Issuer. By virtue of the issuance by the Issuer of new subordinated debt on May 2, 2000 (as described more specifically below under "Subordinated Debt"), the foregoing described conversion event has occurred. However, the Issuer does not have at present a sufficient number of shares of Common Stock available under its Certificate of Incorporation to permit the fully conversion of the Preferred Stock. The Issuer has agreed to amend its Certificate of Incorporation to increase the number of shares of authorized Common Stock to permit the full conversion of the Preferred Stock no later than September 30, 2000.

     The holder of each share of Preferred Stock has the right to one vote for each share of Common Stock into which such Preferred Stock would then be converted, and with respect to such vote, such holder (i) shall have full voting rights and powers equal to the voting rights and powers of the holders of the Common Stock, (ii) shall be entitled to notice of any stockholders' meeting in accordance with the bylaws of the Issuer and (iii) shall be entitled to vote, together with the holders of the Common Stock, with respect to any question upon which holders of Common Stock have the right to vote. Upon the occurrence of certain Events of Default (as referenced in the Certificate of Designation), for so long as a majority of the shares of the Preferred Stock originally issued are outstanding, the holders of a majority of the shares of Preferred Stock then outstanding shall be entitled to elect at least a majority of the directors of Issuer.

     At the closing of the transactions under the Preferred Stock Agreement, EnCap 96 LP and Energy PLC purchased an aggregate 226,203 shares of Preferred Stock in exchange for the concurrent conversion of the First Subordinated Notes which had an aggregate outstanding balance of principal and accrued interest of $11,310,150.

     At the closing of the transactions under the Preferred Stock Agreement, EF-II, Picosa Creek Limited Partnership, EnCap 96 LP and Energy PLC purchased an aggregate of 134,768 shares of Preferred Stock in exchange for the concurrent conversion of those certain 10% Subordinated Notes Due 2005 dated as of December 21, 1999, with an aggregate outstanding balance of principal and accrued interest of $6,738,400, payable by the Issuer to the foregoing parties or their respective predecessors.

     At the closing, in payment of a $2,500,000 fee owned by Issuer to EnCap Investments under that certain letter agreement dated December 20, 1999, by and between Issuer and EnCap Investments, Issuer issued 50,000 shares of Preferred Stock in full and complete satisfaction of such fee.

     At the closing, El Paso Capital purchased 54,063 shares of Preferred Stock in exchange for the concurrent payment of $2,703,150. The source of funds used by El Paso Capital to make such purchase was from working capital of El Paso Capital. No part of the purchase price will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

     At the closing, B of A transferred to El Paso Capital 145,927 shares of Preferred Stock that B of A purchased from Issuer in exchange for the concurrent conversion by B of A of certain loan indebtedness owed by Issuer to B of A. Pursuant to certain agreements between B of A and El Paso Capital, El Paso Capital had acquired participation interests in certain of the above described loan indebtedness; the transfer by B of A to El Paso Energy was tendered in satisfaction of such participation interests.

     b.   Purchase and Sale of Partnership Interests and Oil and Gas Properties.

     EnCap 96 LP and the Issuer entered into a Purchase and Sale Agreement dated April 30, 2000 (the "EnCap 96 LP Agreement"). At the closing of the transactions contemplated under the EnCap 96 LP Agreement on May 2, 2000, EnCap 96 LP transferred and assigned to AROC (Texas), Inc., a wholly-owned subsidiary of the Issuer ("AROC Texas"), in exchange for 363,825 shares of Preferred Stock, all of EnCap 96 LP's respective interests as a limited partner in the following Texas limited partnerships: Famcor Oil W.T., L.P. ("Famcor"); Pledger Partners, Ltd. ("Pledger"); St. Martinville Partners, Ltd. ("St. Martinville"); and Wheel-Moore, Ltd. ("Wheel-Moore"). All of the foregoing limited partnerships, save and except for St. Martinville, were in the process of liquidation. At closing, AROC Texas received from each such limited partnership a liquidating distribution constituting EnCap 96 LP's allocable share of such limited partnership's oil and gas properties. AROC Texas will also receive whatever else in the way of cash or property that may be hereafter be distributed by such limited partnerships and attributable to the limited partnership interests so acquired from EnCap 96 LP. St. Martinville remains in existence. However, at closing a wholly-owned subsidiary of the Issuer became the substituted general partner of St. Martinville; thus, St. Martinville has become a wholly-owned subsidiary of Issuer.

     Energy PLC, Energy PLC Corporation, a wholly-owned subsidiary of Energy PLC ("Energy PLC Corp."), and Issuer entered into a Purchase and Sale Agreement dated April 30, 2000 (the "Energy PLC Agreement"). At the closing of the transactions contemplated under the Energy PLC Agreement on May 2, 2000, Energy PLC and Energy PLC Corp. transferred and assigned to AROC Texas in exchange for 227,962 shares of Preferred Stock, all of Energy PLC's and Energy PLC Corp.'s respective interests as a limited partner in the following Texas limited partnerships: Famcor, Pledger, RM Acquisition-I Limited Partnership ("RM"), SE Share, L.P. ("SE Share"), St. Martinville, Tanqueray Limited Partnership ("Tanqueray"), and Wheel-Moore. All of the foregoing limited partnerships, save and except for RM Acquisition, SE Share and St. Martinville, were in the process of liquidation. At closing, AROC Texas received from each such limited partnership a liquidating distribution constituting Energy PLC's or Energy PLC Corp.'s allocable share of such limited partnership's oil and gas properties. Issuer Texas will also receive whatever else in the way of cash or property that may be hereafter be distributed by such limited partnerships and attributable to the limited partnership interests so acquired from Energy PLC or Energy PLC Corp. St. Martinville remains in existence. However, at closing a wholly-owned subsidiary of Issuer became the substituted general partner of St. Martinville; thus, St. Martinville has become a wholly-owned subsidiary of Issuer. RM Acquisition and SE Share remain in existence and Issuer will be entitled to hereafter receive all cash or other distributions made by such limited partnerships and attributable to the limited partnership interests therein so acquired from Energy PLC or Energy PLC Corp.

     EnCap 94 LP and Issuer entered into a Purchase and Sale Agreement dated April 30, 2000 (the "EnCap 94 LP Agreement"). At the closing of the transactions contemplated under the EnCap 94 LP Agreement on May 2, 2000, EnCap 94 LP transferred and assigned to AROC Texas, in exchange for 135,713 shares of Preferred Stock, all of EnCap 94 LP's respective interests as a limited partner in the following Texas limited partnerships: RM, SE Share and Tanqueray. Tanqueray was in the process of liquidation. At closing, AROC Texas received from Tanqueray a liquidating distribution constituting EnCap 94 LP's allocable share of such limited partnership's oil and gas properties. AROC Texas will also receive whatever else in the way of cash or property that may be hereafter be distributed by Tanqueray and attributable to the limited partnership interest so acquired from EnCap 94 LP therein. RM Acquisition and SE Share remain in existence and Issuer will be entitled to hereafter receive all cash or other distributions made by such limited partnerships and attributable to the limited partnership interests therein so acquired from EnCap 94 LP.

     Mountaineer Limited Partnership ("Mountaineer") and Issuer entered into a Purchase and Sale Agreement dated April 30, 2000 (the "Mountaineer Agreement"). At the closing of the transactions contemplated under the Mountaineer Agreement, Mountaineer transferred and assigned certain oil and gas properties to AROC Texas in exchange for 202,640 shares of Preferred Stock. EnCap 96 LP and Energy PLC are limited partners of Mountaineer and received a distribution from Mountaineer of 144,375 and 48,125 shares of Preferred Stock, respectively.

     c.   Subordinated Debt Agreement.

     EnCap 96 LP, Energy PLC, El Paso Capital and the Issuer entered into a Purchase Agreement dated May 1, 2000 (the "Subordinated Debt Agreement"). At the closing of the transactions contemplated under the Subordinated Debt Agreement on May 2, 2000, Issuer issued, and EnCap 96 LP, Energy PLC and El Paso Capital purchased, (i) Issuer's 12% Subordinated Notes due 2007 (the "Notes") in the aggregate principal amount of $17,000,000 and (ii) warrants to purchase 39,541,233 shares of Common Stock. Among the purchasers, EnCap 96 LP purchased for $9,000,000 cash Subordinated Notes in the principal amount of $9,000,000 and warrants to purchase 20,933,594 shares of Common Stock; Energy PLC purchased for $3,000,000 cash Subordinated Notes in the principal amount of $3,000,000 and warrants to purchase 6,977,865 shares of Common Stock; and El Paso Capital purchased for $5,000,000 cash Subordinated Notes in the principal amount of $5,000,000 and warrants to purchase 11,629,774 shares of Common Stock. The source of funds for each entities was from working capital. The warrants are exercisable after December 31, 2000 and have an exercise price of $0.01 per share.

ITEM 4. PURPOSE OF TRANSACTION.

     Item 4 is amended and restated as follows:

     The reporting persons acquired the securities covered by this statement for investment purposes. By virtue of the transactions consummated on May 2, 2000 and described herein, the reporting persons have acquired a controlling interest in the Issuer. Although no agreement was entered into by the reporting persons and the Issuer, it is nonetheless the intention of the reporting persons that representatives of, or persons acceptable to, the reporting persons will become a majority of the board of directors within a relatively short period of time.

     The reporting persons intend to monitor their investment in the Issuer on a continuing basis in the ordinary course of business and, depending upon the price of, and other market conditions relating to the Common Stock, subsequent developments in the Issuer, the Issuer's business and prospects, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease the size of their investment in the Issuer.

     Given the size of the reporting persons' interest in the Issuer and other salient factors, representatives of the reporting persons have had discussions with senior management of the Issuer as to whether Issuer should engage in a transaction that would result in the Issuer's Common Stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act. On August 16, 2000, Issuer announced that its senior management had proposed to its board of directors that the board consider a transaction to acquire for cash, in an amount to be determined by the board, all of the shares of its common stock held by persons other than Issuer's largest stockholders.

     Except as otherwise set forth above, the reporting persons have no present plan or proposal that relates to or that would otherwise result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, the reporting persons reserve the right to formulate specific plans or proposals with respect to, or to change their intentions regarding, any or all of the foregoing.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is amended and restated as follows:

     (a) Energy PLC. Energy PLC is the beneficial owner of 136,583,462 shares of Common Stock on an as converted basis and may be deemed the beneficial owner of an additional 14,399,615 shares of Common

Stock, on an as converted basis, directly owned by EF-II Holdings by virtue of being a member of EF-II Holdings. Based on the 55,278,837 shares of Common Stock issued and outstanding as of July 15, 2000, as disclosed in the Issuer's Annual Report on Form 10-K for the year ended April 30, 2000, Energy PLC may be deemed the beneficial owner of approximately 73.2% of the outstanding Common Stock. Energy PLC disclaims beneficial ownership of shares of Common Stock owned by EF-II Holdings.

         EnCap 96 LP. EnCap 96 LP is the beneficial owner of 286,649,231 shares of Common Stock, on an as converted basis, and may be deemed to be the beneficial owner of an additional 14,399,615 shares of Common Stock, on an as converted basis, owned by EF-II Holdings. Based on the 55,278,837 shares of Common Stock issued and outstanding as of July 15, 2000, as disclosed in the Issuer's Annual Report on Form 10-K for the year ended April 30, 2000, EnCap 96 LP may be deemed to be the beneficial owner of approximately 84.5% of the outstanding Common Stock. EnCap 96 LP disclaims beneficial ownership of shares of Common Stock owned by EF-II Holdings.

         EnCap Investments. EnCap Investments, by virtue of being the sole general partner or controlling person of each such entity and as an investment advisor of Energy PLC, may be deemed to be the beneficial owner of 489,829,616 shares of Common Stock collectively owned by the EnCap Entities. EnCap Investments also owns 19,776,223 shares of Common Stock directly, giving EnCap Investments a combined beneficial ownership of 509,605,839 shares of Common Stock on an as converted basis. Based on the 55,278,837 shares of Common Stock issued and outstanding as of July 15, 2000, as disclosed in the Issuer's Annual Report on Form 10-K for the year ended April 30, 2000, EnCap Investments may be deemed to be the beneficial owner of approximately 90.2% of the outstanding Common Stock. EnCap Investments disclaims beneficial ownership of shares of Common Stock owned by the EnCap Entities.

         EnCap 94 LP. EnCap 94 LP is the beneficial owner of 52,197,300 shares of Common Stock on an as converted basis. Based on the 55,278,837 shares of Common Stock issued and outstanding as of July 15, 2000, as disclosed in the Issuer's Annual Report on Form 10-K for the year ended April 30, 2000, EnCap 94 LP is the beneficial owner of approximately 48.6% of the outstanding Common Stock.

         El Paso Capital. El Paso Capital is the beneficial owner of 76,923,077 shares of Common Stock on an as converted basis. Based on the 55,278,837 shares of Common Stock issued and outstanding as of July 15, 2000, as disclosed in the Issuer's Annual Report on Form 10-K for the year ended April 30, 2000, El Paso Capital is the beneficial owner of approximately 58.2% of the outstanding Common Stock.

         EF-II Holdings. EF-II Holdings is the beneficial owner of 14,299,615 shares of Common Stock on an as converted basis. Based on the 55,278,837 shares of Common Stock issued and outstanding as of July 15, 2000, as disclosed in the Issuer's Annual Report on Form 10-K for the year ended April 30, 2000, EF-II Holdings is the beneficial owner of approximately 20.6% of the outstanding Common Stock.

         El Paso Energy and El Paso Field Services. El Paso Energy may be deemed to be the beneficial owner of the shares of Common Stock owned by El Paso Capital (by virtue of being the controlling person of El Paso Capital). In addition, El Paso Energy and El Paso Field Services may be deemed bo be the beneficial owner of the shares of Common Stock owned or deemed to be owned by EnCap Investments (by virtue of being controlling persons of EnCap Investments). El Paso Energy and El Paso Field Services disclaim beneficial ownership of the shares of Common Stock owned by El Paso Capital and by the EnCap Entities.

         Executive Officers and Directors. Except as otherwise described herein, to the knowledge of each of the filing persons, none of the executive officers and directors of Energy PLC or the managing directors of EnCap Investments named in Item 2 is the beneficial owner of any shares of Common Stock.

     (b) Energy PLC. Pursuant to the Investment Agreement, Energy PLC shares the power to vote or direct the vote and to dispose or direct the disposition of 136,583,462 shares with EnCap Investments. Energy PLC may be deemed to have the power to vote or direct the vote and to dispose or direct the disposition of 14,399,615 shares held by EF-II Holdings by virtue of being a member of EF-II Holdings. Energy PLC disclaims beneficial ownership of any shares owned by EF-II Holdings.

         EnCap 96 LP. EnCap 96 LP has the sole power to vote or direct the vote and to dispose or direct the disposition of 301,048,846 shares through its general partner EnCap Investments. EnCap 96 LP may be deemed to have the power to vote or direct the vote and to dispose or direct the disposition of 14,399,615 shares held by EF-II Holdings by virtue of being a member of EF-II Holdings. EnCap 96 LP disclaims beneficial ownership of any shares owned by EF-II Holdings.

         EnCap 94 LP. EnCap 94 LP has the sole power to vote or direct the vote and to dispose or direct the disposition of 52,197,308 shares through its general partner, EnCap Investments.

         EnCap Investments. EnCap Investments has the sole power to vote and to dispose or direct the disposition of 19,776,223 shares of Common Stock. EnCap Investments may be deemed to have the power to vote and direct the vote or to dispose or direct the disposition of 489,829,616 shares collectively owned by the EnCap Entities (by virtue of being the general partner or controlling person of each such entity). EnCap Investments disclaims beneficial ownership of any shares owned by the EnCap entities.

         EF-II Holdings. EF-II Holdings has the sole power to vote and direct the vote or to dispose or direct the disposition of 14,399,615 shares of Common Stock through its members, Energy PLC and EnCap 96 LP.

         El Paso Capital. El Paso Capital has the sole power to vote and direct the vote or to dispose or direct the disposition of 76,923,077 shares of Common Stock through its controlling person, El Paso Energy.

         El Paso Energy and El Paso Field Services. El Paso Energy, by virtue of being the controlling person of El Paso Field Capital may be deemed to have the power to vote and direct the vote or to dispose or direct the disposition of shares of Common Stock owned by El Paso Capital. In addition, El Paso Energy and El Paso Field Services may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of shares of Common Stock owned or deemed to be owned by EnCap Investments by virtue of being the controlling person of EnCap Investments.

         Executive Officers and Directors. No executive officer or director of Energy PLC, El Paso Field Services, or El Paso Energy, or managing director of EnCap Investments, EF-II Holdings, or El Paso Capital has the power to vote or direct the vote or dispose or direct the disposition of any shares of Common Stock.

     (c) Except as otherwise described herein or in any Exhibit filed herewith and to the knowledge of each of the filing persons, none of the persons named in response to paragraph (a) above has effected any transaction in the Common Stock during the past 60 days.

     (d) Except as otherwise described herein, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock deemed to be beneficially owned by them.

     (e) It is inapplicable for the purposes herein to state the date on which a party ceased to be the owner of more than five percent (5%) of the Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

         Except as disclosed in this Schedule 13D or in the Exhibits filed herewith, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the individuals or entities described in
Item 2 or between such persons and any other person with respect to the Common Stock deemed to be beneficially owned by the reporting persons.

         Energy PLC, EnCap 96 LP, EnCap 94 LP, EnCap Investments, El Paso Capital, and the Issuer entered into a Second Amended and Restated Registration Rights Agreement dated May 2, 2000 (the "Restated Registration Rights Agreement"), pursuant to which the Issuer agreed to use its best efforts to effect a registration statement with the Securities and Exchange Commission covering the Registrable Securities, as defined by the Restated Registration Rights Agreement, upon request of Energy PLC, EnCap 96 LP, EnCap 94 LP, EnCap Investments, or El Paso Capital (a "Demand Request"), up to a maximum of two such Demand Requests. The Issuer also agreed to register any Registrable Securities in conjunction with any registration of its securities, subject to certain restrictions, upon request (a "Piggyback Registration").

         EnCap Investments, as the general partner of EnCap 96 LP and EnCap 94 LP, is a party to the Agreement of Limited Partnership of EnCap 96 LP and the Agreement of Limited Partnership of EnCap 94 LP, and is a party to the Investment Agreement dated whereby EnCap Investments acts as an investment advisor to Energy PLC.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1         -     Joint Filing Agreement dated August 31, 2000, between
                        Energy PLC, EnCap 96 LP, EnCap 94 LP, EnCap Investments, and El Paso Capital.

Exhibit 10.1      -     Purchase Agreement dated October 20, 1998, between
                        Alliance Resources PLC, EnCap Equity 1996 Limited
                        Partnership and Energy Capital Investment Company PLC
                        (incorporated by reference to Exhibit 4.1 of Schedule
                        13D of Alliance Resources PLC filed October 30, 1998).

Exhibit 10.2      -     Preferred Stock Agreement dated May 1, 2000 by and among
                        AROC Inc. and Bank of America, N.A., EnCap Equity 1996
                        Limited Partnership, Energy Capital Investment Company
                        PLC, El Paso Capital Investments, L.L.C., EF-II
                        Holdings, LLC, Picosa Creek Limited Partnership, and
                        EnCap Investments L.L.C.

Exhibit 10.3      -     Registration Rights Agreement dated October 30, 1998,
                        between Alliance Resources PLC, EnCap Equity 1996
                        Limited Partnership, Energy Capital Investment Company
                        PLC and EnCap Investments L.L.C. (incorporated by reference to Exhibit 4.2 of Schedule 13D of Alliance
                        Resources PLC filed October 30, 1998).

Exhibit 10.4      -     Second Amended and Restated Registration Rights
                        Agreement dated May 2, 2000, between AROC Inc., EnCap
                        Equity 1996 Limited Partnership, Energy Capital
                        Investment Company PLC, EnCap Equity 1994 Limited
                        Partnership, EnCap Investments L.L.C., and El Paso
                        Capital Investments, L.L.C.

Exhibit 10.5      -     Investment Advisory Agreement dated February 4, 1994
                        (incorporated by reference to Exhibit 4.3 of Schedule
                        13D of Alliance Resources PLC filed October 30, 1998).

Exhibit 10.6      -     Purchase and Sale Agreement dated April 30, 2000 between
                        EnCap Equity 1996 Limited Partnership and AROC Inc.

Exhibit 10.6      -     Purchase and Sale Agreement dated April 30, 2000 between
                        Energy Capital Investment Company PLC, ECIC Corporation, a wholly-owned subsidiary of Energy Capital Investment
                        Company PLC, and AROC Inc.

Exhibit 10.7      -     Purchase and Sale Agreement dated April 30, 2000 between
                        EnCap Equity 1994 Limited Partnership and AROC Inc.

Exhibit 10.8      -     Purchase and Sale Agreement dated April 30, 2000 between
                        Mountaineer Limited Partnership and AROC Inc.

Exhibit 10.9      -     Purchase Agreement dated May 1, 2000 between EnCap
                        Equity 1996 Limited Partnership, Energy Capital
                        Investment Company PLC, El Paso Capital Investments,
                        L.L.C. and AROC Inc.

                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: August 31, 2000              ENERGY CAPITAL INVESTMENT COMPANY PLC


                                   By: /s/ GARY R. PETERSEN
                                      ------------------------------------------
                                      Gary R. Petersen
                                      Director


Date: August 31, 2000              ENCAP EQUITY 1996 LIMITED PARTNERSHIP

                                   By: EnCap Investments L.L.C., General Partner

                                      /s/ ROBERT L. ZORICH
                                   ---------------------------------------------
                                      Robert L. Zorich
                                      Managing Director


Date: August 31, 2000              ENCAP INVESTMENTS L.L.C.

                                      /s/ ROBERT L. ZORICH
                                   ---------------------------------------------
                                      Robert L. Zorich
                                      Managing Director


Date: August 31, 2000              ENCAP EQUITY 1994 LIMITED PARTNERSHIP

                                   By: EnCap Investments L.L.C., General Partner


                                      /s/ ROBERT L. ZORICH
                                   ---------------------------------------------
                                      Robert L. Zorich
                                      Managing Director


Date: August 31, 2000              EL PASO CAPITAL INVESTMENTS, L.L.C.


                                   By: /s/ JOHN L. HARRISON
                                      ------------------------------------------
                                      John L. Harrison
                                      Vice President and
                                      Senior Managing Director

                                 EXHIBIT INDEX

EXHIBIT
NUMBER              DESCRIPTION
-------             -----------

EXHIBIT 99.1        Joint Filing Agreement dated August 31, 2000, between
                    Energy PLC, EnCap 96 LP, EnCap 94 LP, EnCap Investments, and El Paso Capital.